

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

August 11, 2009

Mr. Kenneth R. Peak
Chief Financial Officer
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, TX 77098

> **Re:** **Contango Oil & Gas Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **File No. 001-16317**

Dear Mr. Peak:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Roger Schwall
Assistant Director